FILED BY PEOPLESOFT, INC. PURSUANT TO RULE 425
UNDER THE SECURITIES ACT OF 1933, AS AMENDED
SUBJECT COMPANY: J.D. EDWARDS & COMPANY
COMMISSION FILE NO. 000-23091

PeopleSoft, Inc. (“PeopleSoft”) has included a hyperlink to the following article on PeopleSoft’s website at www.peoplesoft.com:

CRM SPECIAL REPORT:

Where Is PeopleSoft CRM Headed?

By Kimberly Hill
CRMDaily.com
July 11, 2003

Perhaps the biggest problems with enterprise-software deployments center on the question of configuration versus customization, says Deloitte Consulting’s Mark Peacock. Configuration is a good thing; customization is not.

Long before Oracle (Nasdaq: ORCL) launched its hostile takeover bid, PeopleSoft (Nasdaq: PSFT) had developed a long-term strategy for dealing with the changing nature of the CRM market. One element of that strategy involved expanding into a new set of vertical industries. That goal eventually culminated in an acquisition agreement with J.D. Edwards (Nasdaq: JDEC), Joe Davis, PeopleSoft vice president and general manager of PeopleSoft CRM, told CRMDaily.com.

“Of the six verticals we serve with CRM,” he said, “five are in service industries and the sixth is high-tech. J.D. Edwards is a business very focused on manufacturing, and we see tremendous potential for cross-selling and upselling of products.”

Over the Features Hump

With the release of PeopleSoft’s CRM 8.8 version last fall, the company had gotten over the features and functionality hump, Davis said. “Now we are on par with Siebel,” he claimed.

The feature-rich release meant that when PeopleSoft received requests for proposals listing 100 or more required functions, the company could respond that it had more than 90 of them covered, Davis explained. “That was a big boost to the confidence of the sales force and management team.”

The release wrapped up the process of incorporating the technology gained through several acquisitions, including Annuncio and Vantive. In fact, software functionality has been the basis of many analysts’ criticisms of the attempted Oracle takeover. The move looks like one ERP company “taking out” a competitor, rather than an acquisition designed to optimize technology, Aberdeen Group’s David Alshuler told CRMDaily.

Adapting to the New Paradigm

The second primary goal in PeopleSoft’s long-term strategy, according to Davis, involved moving toward a streamlined project and implementation model designed to address some of the issues enterprises have had with enterprise resource planning (ERP) and CRM suites in the past. Just like its competitors, PeopleSoft has seen a move toward phased implementations and a demand that projects deliver a quantifiable ROI when measured against tightly defined business parameters.

“We believe right now that in all of ERP, not just CRM, the real winning combination for customers is the total ownership experience,” Davis said. In fact, “Total Ownership Experience” is the name of the new initiative PeopleSoft has launched to address enterprise concerns about installations, configurations and upgrades.

Configuration and Process Dilemma

Perhaps the biggest problems with enterprise-software deployments center on the question of configuration versus customization, Deloitte Consulting’s Mark Peacock told CRMDaily. Configuration is a good thing; customization is not. Customization can cause costs to spiral out of control — not only for an initial installation, but also for all subsequent upgrades.

That is one reason that PeopleSoft has worked hard to maximize the number of functions it provides in its CRM modules as shipped, Davis said. Not everyone will use all the functions, but they will be there if needed.

A related issue is the question of whether or not enterprises should conform to business processes as they are defined in enterprise software or modify it to fit their own. This concern is governed by the 90/10 or 80/20 rule, says Davis. In his view, most companies should be taking the majority of best-practice processes presented in the software. The remaining ones should be configurable by a savvy business user — not a systems integrator or implementor. That has been PeopleSoft’s deployment goal.

In the Pipeline

Embedded analytics will create substantially more value in CRM systems in the near future, said Davis. In particular, operationalizing analytics by presenting the results of various calculations to users in real-time is an area the company is pursuing. Thus, a sales representative or marketing executive using the software might be presented with figures on a campaign or deal-in-the-works during the course of a normal day, as opposed to having to enter an analytics module and view a report.

PeopleSoft also plans to add new functionality to the call center . “We’ve definitely seen a shifting of buying dollars to call-center applications,” Davis said. The trend began because companies saw improving efficiencies in call centers as a good way to reduce costs, but now they wish to use those improved call centers to garner a bigger share of their customers’ wallets. Not many enterprises have begun to use CRM applications to create new revenue streams.

“Also on the sales side,” Davis noted, “we’ll continue to expand on partner relationship management.” He allowed that PeopleSoft does have some pieces of a PRM application in place, but that it lacks functionality in certain areas.

Additional Information

PeopleSoft commenced an exchange offer and filed a Schedule TO and a registration statement on Form S-4 with the SEC on June 19, 2003 with respect to the proposed acquisition of J.D. Edwards & Company. Solicitations and exchanges of J.D. Edwards stock in connection with that acquisition will only be made pursuant to the Offer to Exchange and related materials filed by PeopleSoft with the SEC. PeopleSoft also filed a Solicitation/Recommendation Statement on Schedule 14D-9 containing its recommendation regarding Oracle’s tender offer. Stockholders should read these documents and any amendments thereto because they contain important information. These filings can be obtained without charge from the SEC at www.sec.gov and from PeopleSoft at www.peoplesoft.com.

Forward Looking Statements

These materials may contain forward looking statements. These statements reflect PeopleSoft’s and management’s current beliefs and are based on information currently available to PeopleSoft. These statements are only predictions and actual results may differ materially. For a more detailed discussion of information regarding risks that may affect PeopleSoft’s operating results, please refer to PeopleSoft’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q. Additional risks, assumptions and uncertainties relating to the proposed acquisition of J.D. Edwards and to Oracle’s tender offer are set forth in PeopleSoft’s most recent filings with the SEC. All forward-looking statements are qualified by these cautionary statements and are made only as of the date they are made. PeopleSoft undertakes no obligation to update or revise these forward looking statements.